SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Moore North America, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

77 West Wacker Drive

Chicago, IL 60601-1629

REQUIRED INFORMATION

Attached hereto are the Moore North America, Inc. Savings Plan audited financial statements for the fiscal years ended December 31, 2003 and 2002, and supplemental schedule (assets held at end of year) for the fiscal year ended December 31, 2003. All other schedules required by the Deport of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Moore North America, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Moore North America, Inc. Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 15, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Moore North America, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Moore North America, Inc. Savings Plan (the “Plan”) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 25, 2003

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 002)

	2003	2002
ASSETS
Cash	$—	$8,080
Plan investments at fair value	438,548,325	361,762,056
Participant loans	6,134,211	7,251,625

Total Investments	444,682,536	369,021,761

Receivables:
Interest and dividends	74,545	131,677
Employer contribution	204,854	389,267
Participant contribution	111,166	293,625

Total Receivables	390,565	814,569

TOTAL ASSETS	445,073,101	369,836,330

LIABILITIES
Pending transfer to other plan	445,073,101	—

NET ASSETS AVAILABLE FOR BENEFITS	$—	$369,836,330

The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 002)

2003
ADDITIONS TO NET ASSETS:
Investment Income -
Interest and dividend income	$5,023,703
Net appreciation in fair value of investments	87,923,994

Total investment income	92,947,697

Contributions -
Employer contributions	6,809,529
Participant contributions	19,890,587

Total contributions	26,700,116

Total additions	119,647,813

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	44,353,112
Trustee, recordkeeper, and investment management fees	57,930

Total deductions	44,411,042

Net increase before plan transfers	75,236,771
Net Assets transferred to other plan	(445,073,101)

Net decrease after plan transfers	(369,836,330)

NET ASSETS, BEGINNING OF YEAR	369,836,330

NET ASSETS, END OF YEAR	$—

The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Moore North America, Inc. Savings Plan (the “Plan”) provides only general information. For more complete information, participants should refer to the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Moore North America, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by a committee appointed by the Board of Directors of the Company’s parent, Moore Wallace Incorporated. Effective April 1, 2001, the assets of the Plan were transferred to and maintained by the Charles Schwab Trust Company (the “Trustee”). In April 2002, assets of $17,490,325 were transferred into the Plan from the Peak Technologies, Inc. 401(k) Retirement Plan. Additionally in April 2002, assets of $4,059,282 were transferred out of the Plan representing the remaining participant balances of the Phoenix Group, which was sold during the Plan year.

On January 16, 2003 Moore Corporation Limited, Moore Holdings U.S.A. Inc., M-W Acquisition, Inc. and Wallace Computer Services, Inc. entered into a Merger Agreement. Effective May 15, 2003, the Merger Agreement was approved and the entity that survived such Merger Agreement was renamed Moore Wallace Incorporated. Moore Wallace North America, Inc. (formerly Moore North America, Inc. and merged with Moore Wallace U.S.A. Inc.) was subsequently formed as a 100% wholly owned subsidiary of Moore Holdings U.S.A. Inc., under the renamed Canadian parent company, Moore Wallace Incorporated.

Effective December 31, 2003, the Plan sponsor approved the merger of the following plans into a new plan established effective January 1, 2004: Moore North America, Inc. Savings Plan, Wallace Commercial Print 401(k) Retirement Plan, and Wallace Profit Sharing and Retirement Plan. The new plan is named Moore Wallace North America, Inc. Savings Plan.

Eligibility

In order to become a Plan member (“participant”), an employee must have attained age 21. There is currently no service requirement for participation in the Plan.

Contributions And Benefits

Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 50% of the participant’s annual compensation subject to Internal Revenue Code limitations. Effective January 1, 2001, the Company makes basic employer matching contributions in an amount equal to 50% of a participant’s tax deferred contributions up to a maximum of 6% of the participant’s annual compensation after the participant completes one year of eligible service (except as noted below).

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – DESCRIPTION OF PLAN (continued)

Effective January 1, 2002, a participant who is a member of any of the following groups of participants shall receive a matching contribution equal to 75% of such participant’s deferred compensation, but only salary reductions up to 6% of payroll period compensation shall be considered:

(1)	Participants who, as of June 30, 1997, were age 65 or older;

(2)	Participants who, as of June 30, 1997, were age 50 or older and had completed 10 or more Years of Service; or

(3)	Participants who, as of June 30, 1997 were age 45 or older and had completed 20 or more Years of Service, and who were employed by Moore North America, Inc. (formerly known as “Moore U.S.A., Inc.”) on December 31, 1997.

Effective January 1, 2002, the recalculation of basic employer matching contributions has been re-established back into the Plan. Therefore the amount of basic employer matching contributions made to the Plan with respect to each Plan year on behalf of each participant (i) who was an eligible employee as of the December 31 occurring during such Plan year, or who died, first incurred a disability, or effected retirement during the calendar year ending in such Plan year; and (ii) on whose behalf tax deferred contributions were made equal to the maximum deferral limit under Code Sec. 402 (g) during such Plan year, shall be equal to the lesser of (a) 50% (75% for grandfathered participants) of 6% (5% for employees of the Peak Division) of such participant’s compensation (compensation that is eligible for the employer match) in such Plan year, determined as of the December 31 occurring in such Plan year or (b) 50% (75% for grandfathered participants) of the amount of tax deferred contributions made (while eligible for matching contributions) on behalf of such participant during the calendar year ending in such Plan year.

Effective April 1, 2002, the Company makes basic employer matching contributions for participant’s of the Peak Division in an amount equal to 50% of a participant’s tax deferred contributions up to a maximum of 5% of the participant’s annual compensation after the participant completes six months of eligible service.

Participants may also contribute amounts distributed from other qualified defined benefit or defined contribution plans.

Participants of the Plan can change investment and contribution allocations on a daily basis. Employer matching contributions are invested according to the contribution allocation of a participant’s tax deferred contributions.

Vesting

Effective January 1, 2001, participants, (except as noted below) are immediately vested in the value of their accounts and the earnings thereon. Additionally, participants are also immediately vested in the employer matching contributions.

Effective January 1, 2001, a Peak Division participant’s interest in his/her Peak Company Matching Contribution Account or Peak Company Prior Profit Sharing Contribution Accounts shall be fully vested after five years of continuous service.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – DESCRIPTION OF PLAN (continued)

Forfeitures

Forfeitures are applied to reduce future employer contributions. For the years ended December 31, 2003 and 2002, forfeitures are immaterial.

Benefit Payments And Withdrawals

The value of a participant’s account may be distributed on termination of employment or, under certain circumstances, on the participant’s subsequent retirement, disability, death or attainment of age 59-1/2. Payment will be made in a lump-sum amount (except as noted below) as soon as practical after the valuation date. The payment will be in cash. Participants with shares of Moore Wallace Incorporated common stock allocated to their account, may elect to receive whole shares rather than cash.

Effective April 1, 2002, distributions to terminated participants of the Peak Division made prior to July 1, 2002, provided that the participant’s vested account balances under the plan exceeds $5,000, may be made, at the election of the participant, in either a single lump sum or installment payments over a period not to exceed the life expectancy of the participant or the joint and last survivor expectancy of the participant and his/her beneficiary. Distributions made to terminated participants or to beneficiaries on or after July 1, 2002, shall be made only in a single lump sum payment.

Participant Loans

Participants may borrow up to the lesser of (i) 50% of the vested value of their account, or (ii) $50,000. The maximum loan amount may be reduced in certain circumstances. Participants may only have one loan outstanding and such loan shall be for a term of no more than five years with a fixed interest rate as determined by the Plan.

Investment Options

During 2003 and 2002, all employee contributions, rollover contributions and employer matching contributions made to the Plan were invested as directed by the Plan participants in any or all of 13 investment fund options. Participants may invest 100% of their account balance in any investment fund.

As of December 31, 2003, investment fund options were as follows (fund descriptions are per each fund’s prospectus):

Fund Description	Objective
Charles Schwab Stable Value Fund	Seeks to maintain principal value and obtain consistent income return by investing primarily in guaranteed investment contracts.

PIMCO Total Return Fund	Seeks total return consistent with preservation of capital by investing in at least 65% of assets in fixed income securities.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – DESCRIPTION OF PLAN (continued)

Barclays Global Investors LP 2010 Fund	Seeks total return for investors retiring in approximately 2010 by investing in equities and fixed income securities with allocation becoming more conservative as fund nears maturation.

Barclays Global Investors LP 2020 Fund	Seeks total return for investors retiring in approximately 2020 by investing in equities and fixed income securities with allocation becoming more conservative as fund nears maturation.

Barclays Global Investors LP 2030 Fund	Seeks total return for investors retiring in approximately 2030 by investing in equities and fixed income securities with allocation becoming more conservative as fund nears maturation.

Selected American Fund	Seeks growth of capital and income by investing primarily in companies with market capitalization greater than $1 billion as well as fixed-income and short-term securities.

Dreyfus Appreciation Fund	Seeks long-term growth consistent with preservation of capital and low portfolio turnover by investing primarily in equities.

Schwab S&P 500 Fund	Seeks total return by investing in at least 80% of the stocks that compose the S&P 500 Index.

Growth Fund of America Fund	Seeks capital growth by investing principally in equities.

Schwab Small Cap Index Fund	Seeks total return by investing in companies that compose at least 80% of the Russell 2000 Index.

EuroPacific Growth Fund	Seeks long-term growth by investing at least 65% of its assets in securities domiciled in Europe or the Pacific Basin.

Moore Stock Fund	Consists primarily of Moore Wallace Incorporated common stock.

Personal Choice Retirement Account	Consists of participant self-directed brokerage accounts.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – DESCRIPTION OF PLAN (continued)

Administrative Expenses

Trustee and investment management fees, record-keeper fees and other administrative expenses of the Plan are borne by the Plan.

Provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA)

Effective January 1, 2002, the Plan was amended to be in compliance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The amendment addresses: Limitations on contributions, increase in the compensation limits, modification of top-heavy rules, direct rollovers of plan distributions, rollovers from other plans, repeal of multiple use test, catch-up contributions, suspension period following hardship withdrawal of after-tax employee contributions, and distribution upon severance from employment.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

With the exception of guaranteed investment contracts, all investments are stated at fair value as determined by the Trustee based upon quoted market prices. Benefit responsive guaranteed investment contracts are stated at cost which approximates fair value. Participant loans are also valued at cost which approximates fair value.

“Net appreciation (depreciation) in fair value of investments” presented in the Statements of Changes in Net Assets Available for Benefits consists of the realized gains (losses) and the unrealized gains (losses) on the investments.

Interest is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

Plan Distributions

Benefits payments are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the Plan administrator.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefit and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 3 – GUARANTEED INVESTMENT CONTRACTS

At December 31, 2003 and 2002, the Stable Value Fund includes various benefit responsive guaranteed investment contracts that are valued at contract value that approximates fair market value as reported by the Trustee. These investment contracts are maintained by the Stable Value Fund and units are allocated to the Plan based on its allocable portion of the Stable Value Fund.

There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is based on a formula agreed upon with the issuer. Except for those investment contracts with fixed-rates, crediting interest rates are reset monthly, quarterly or semi-annually, depending on the contract.

NOTE 4 – INVESTMENTS

The individual investments that exceed five percent of the Plan’s net assets as of December 31, 2003 and 2002, are as follows:

2003
Moore Wallace Stock Fund	$82,132,035
Charles Schwab Stable Value Fund	102,422,902
PIMCO Total Return Fund	32,089,973
Barclays Global Investors LP 2020 Fund	38,521,184
Dreyfus Appreciation I Fund	69,864,101
Schwab Small Cap Index Fund	28,545,476

2002
Moore Wallace Stock Fund	$49,770,225
Charles Schwab Stable Value Fund	105,634,395
PIMCO Total Return Fund	39,967,356
Barclays Global Investors LP 2020 Fund	34,221,670
Dreyfus Appreciation I Fund	64,754,231

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 5 – RELATED PARTY TRANSACTIONS

Included in Plan assets at December 31, 2003 and 2002, are 3,864,018 and 5,126,433 shares, respectively, of common stock of Moore Wallace, Inc. and Moore Corporation Limited, respectively, the parent of the Company. As of December 31, 2003 and 2002, the stock had an original cost of $35,834,374 and $42,980,495, respectively, and a market value of $76,558,633 and $46,650,540, respectively.

Certain Plan investments are shares of the commingled employee benefit funds managed by the Trustee and qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan for trustee and investment management services amounted to $57,930 and $73,026 for the years ended December 31, 2003 and 2002, respectively.

These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended and is being restated since receiving such determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with all applicable requirements of the IRC.

NOTE 8 – SUBSEQUENT EVENTS

Effective December 31, 2003, the Plan sponsor approved the merger of the Moore North America, Inc. Savings Plan (the “Plan”), the Wallace Profit Sharing and Retirement Plan, and the Wallace Commercial Print 401(K) Retirement Plan into a new plan established effective January 1, 2004 - the Moore Wallace North America, Inc. Savings Plan. As a result, $445,073,101, representing the net assets of the Plan, were transferable to the Moore Wallace North America, Inc. Savings Plan at December 31, 2003. Beginning July 1, 2004, SEI Investments Management Corporation and affiliated subsidiary will become the record-keeper and trustee for the Moore Wallace North America, Inc. Savings Plan.

Effective February 27, 2004, a merger of Moore Wallace Incorporated and RR Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of RR Donnelley common stock based on a fixed exchange ratio of 0.63 of RR Donnelley share for each Moore Wallace share.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NUMBER: 16-0331690, PLAN NUMBER: 002

(A)	(B)	(C)		(D)
	IDENTITY OF ISSUER	DESCRIPTION OF INVESTMENT	COST**	CURRENT VALUE
*	Moore Corporation Limited	Moore Corporation Limited Stock, 3,864,018 common shares		$82,132,035
*	Charles Schwab Trust Company	Charles Schwab Stable Value Fund Bank commingled trust		102,422,902
*	Charles Schwab Trust Company	PIMCO Total Return Fund Registered Investment Company		32,089,973
*	Charles Schwab Trust Company	Barclays Global Investors LP 2010 Fund Registered Investment Company		14,339,906
*	Charles Schwab Trust Company	Barclays Global Investors LP 2020 Fund Registered Investment Company		38,521,184
*	Charles Schwab Trust Company	Barclays Global Investors LP 2030 Fund Registered Investment Company		15,353,644
*	Charles Schwab Trust Company	Selected American Fund Registered Investment Company		9,570,423
*	Charles Schwab Trust Company	Dreyfus Appreciation I Fund Registered Investment Company		69,864,101
*	Charles Schwab Trust Company	Schwab S&P 500 Fund Registered Investment Company		6,284,959
*	Charles Schwab Trust Company	Growth Fund of America Fund Registered Investment Company		19,739,944
*	Charles Schwab Trust Company	Schwab Small Cap Index Fund Registered Investment Company		28,545,476
*	Charles Schwab Trust Company	Europacific Growth Fund Registered Investment Company		14,906,748
*	Charles Schwab Trust Company	Personal Choice Retirement Account Self-Directed Brokerage Accounts		4,777,030

		Total Investment Funds		438,548,325
	Participant loans	Interest rate range: 5.00% - 5.25%		6,134,211

		Total Assets (Held At End of Year)		$444,682,536

*	Party-in-interest
**	Cost has been omitted as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of the Moore North America, Inc. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

By: MOORE WALLACE NORTH AMERICA, INC.

/s/ Robert Kelderhouse
Name:	Robert Kelderhouse
Title:	SVP, Treasurer
Date:	June 25, 2004

MOOR NORTH AMERICA, INC. SAVINGS PLAN

AND VOLUNTARY SAVINGS PLAN

December 31, 2003 and 2002

Index to Exhibits

EXHIBIT NUMBER

23.1	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm

23.2	Deloitte & Touche, LLP Consent of Independent Registered Public Accounting Firm